Exhibit 99.21

Security Class

Holder Account Number

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Form of Proxy - Annual & Special Meeting to be held on April 12, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.	------ Fold

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 4:30 pm, Eastern Time, on April 10, 2007.

Appointment of Proxyholder
The undersigned (“Registered Shareholder”) of Inter-Citic Minerals Inc. (the “Company”) hereby appoints: James Moore, or failing this person, Mark Frederick,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of Inter-Citic Minerals Inc. to be held at The Quebec Room, The Royal York Hotel, 100 Front Street W., Toronto, Ontario on Thursday, April 12, 2007 at the hour of 4:30 o’clock in the afternoon (Toronto time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY ] OVER THE BOXES.

1. Election of Directors
		Withhold			Withhold			Withhold

01. Scott C. Dorey	☐	☐	02. Mark R. Frederick	☐	☐	03. Adrian Pedro K.H. Ho	☐	☐

04. Carlos K. H. Ho	☐	☐	05. James J. Moore	☐	☐	06. Peter Tang	☐	☐	------ Fold

07. Abe Schwartz	☐	☐	08. Rick Van Nieuwenhuyse	☐	☐	09. Donald W. Brown	☐	☐

Withhold
2. Appointment of Auditors
To appoint PriceWaterhouseCoopers, Chartered Accountants as auditors and to authorise the directors to fix their remuneration.							☐	☐

Against
3. Stock Option Plan
To consider, and if deemed advisable, approve, with or without variation, the resolution, the text of which is set forth in the accompanying Management Information Circular, approving the amendments to the 2003 Stock Option Plan.							☐	☐

								Against	------ Fold
4. Transact Other Business
To transact such further or other business which may properly come before the Meeting, or any adjournment or adjournments thereof.							☐	☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.				Signature(s)			Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.						MM /DD /YY

Interim Financial Statements		Annual Report

Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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